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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       TRANSITIONAL HOSPITALS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

             COMMON STOCK, PAR VALUE $1.00 PER SHARE, INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   20 401 510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD L. CONTE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       TRANSITIONAL HOSPITALS CORPORATION
                            5110 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA 89102
                                 (702) 257-3600
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
      AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)

                               ----------------

                                   COPIES TO:

      STEPHEN D. SILBERT, ESQ.                    JULIA L. KOPTA, ESQ.
 CHRISTENSEN, MILLER, FINK, JACOBS,       EXECUTIVE VICE PRESIDENT AND GENERAL
     GLASER, WEIL & SHAPIRO, LLP                         COUNSEL
2121 AVENUE OF THE STARS, SUITE 1800       TRANSITIONAL HOSPITALS CORPORATION
    LOS ANGELES, CALIFORNIA 90067                5110 WEST SAHARA AVENUE
           (310) 553-3000                        LAS VEGAS, NEVADA 89102
                                                     (702) 257-3600

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

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the tender offer by LV Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Vencor, Inc., a Delaware corporation ("Vencor"), to purchase all of the outstanding shares of common stock, par value $1.00 (the "Shares"), of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 1997 and the related Letter of Transmittal (collectively, the "Offer"), filed as exhibits to the Statement on Schedule 14D-1, dated May 7, 1997 (collectively, the "Schedule 14D-1"), filed by the Purchaser and Vencor with the Securities and Exchange Commission (the "Commission"). The description in this Schedule 14D-9 of any agreement, instrument, document or portion thereof filed as an exhibit to this Schedule 14D-9 is qualified in its entirety by reference to the copy of such agreement, instrument, document or portion thereof filed as such exhibit hereto.

  On May 2, 1997, the Company entered into an Agreement and Plan of Merger (the "Select Merger Agreement") with Select Medical Corporation, a Delaware corporation ("Select"), and SM Acquisition Corp., a Nevada corporation ("SM Acquisition") and a wholly-owned subsidiary of Select. The Select Merger Agreement provides for the merger of the Company with SM Acquisition (the "Select Merger"). In the Select Merger, among other things, each Share, other than Shares held in the treasury of the Company or by Select or any subsidiary of Select or the Company, will be converted into the right to receive $14.55 in cash. See "Item 8. Additional Information to Be Furnished--Select Merger Agreement" for a summary of the Select Merger Agreement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Transitional Hospitals Corporation, a Nevada corporation. The address of the principal executive offices of the Company is 5110 West Sahara Avenue, Las Vegas, Nevada 89102. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $1.00 per share, and the associated Rights to purchase Series B Junior Participating Preferred Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to the tender offer by LV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vencor, as disclosed in the Schedule 14D-1. According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Vencor is 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, is set forth above under Item 1.

  (b) Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers may result in a conflict of interest between such directors and executive officers and (i) the Company or (ii) Vencor, the Purchaser, executive officers or directors of Vencor or the Purchaser or affiliates of Vencor or the Purchaser. On numerous occasions the Board of Directors of the Company (the "Board") was advised of such possible conflicts, and Richard L. Conte, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, and Wendy L. Simpson, Executive Vice President, Chief Operating Officer, Chief Financial Officer and a director of the Company, have abstained from voting on all matters relating to the Select Merger Agreement and the Offer and have offered to exclude themselves from discussions relating thereto.

  Employment Agreements. The employment agreements of each of Mr. Conte, Ms. Simpson, James R. Laughlin, Executive Vice President--Development of the Company, Ronald L. Ooley, Executive Vice President--U.S. Hospital Operations of the Company, and Julia L. Kopta, Executive Vice President--General Counsel and Secretary of the Company, provide for certain benefits upon a change of control. Such agreements also

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provide them with certain rights to terminate their employment within one year of a change of control of the Company. The consummation of the Offer (as well as the consummation of the Select Merger) would constitute a change of control under all such employment agreements.

  Upon a change of control, hostile takeover or corporate reorganization (as such terms are defined in Mr. Conte's employment agreement), Mr. Conte would be entitled to receive a lump sum payment in an amount equal to the sum of:
(i) six times Mr. Conte's salary (presently $750,000 per year); (ii) salary for the period commencing on the date of the change of control, hostile takeover or corporate reorganization and ending one year following such date;
(iii) the maximum bonus Mr. Conte could have received under the Company's annual incentive compensation plan for the fiscal year in which the change of control, hostile takeover or corporate reorganization occurred (which amount must be at least equal to his salary); (iv) the maximum bonus Mr. Conte could have received for each three-year plan cycle under the Company's long-term compensation plan (which amount for each plan year must be at least equal to his salary, and provided that amounts payable for any three-year plan cycle will be pro rated to the extent the change of control, hostile takeover or corporate reorganization occurs less than halfway through such plan cycle);
(v) all deferred compensation accrued through the date of the change of control, hostile takeover or corporate reorganization; and (vi) pursuant to his deferred compensation plan, an additional amount equal to 9.5% of the sum of (A) all salary, bonus, deferred compensation, loan forgiveness (as described herein) and other amounts paid to Mr. Conte upon a change of control, hostile takeover or corporate reorganization and (B) the appreciated value of stock options. Also, certain loans made to Mr. Conte by the Company will be forgiven. Pursuant to his employment agreement, Mr. Conte would receive approximately $6,379,000 and $6,249,000 upon consummation of the Offer and the Select Merger, respectively, and the Company will forgive approximately $599,000 in loans (in each case assuming such transaction is consummated on June 30, 1997). For a description of such loans, see "Loans to Management" below. In accordance with the terms of his employment agreement, certain amounts were previously paid in connection with the sale of the Company's psychiatric operations. Mr. Conte's employment agreement provides that he may terminate his employment at any time within one year after a change of control or corporate reorganization of the Company or immediately upon a hostile takeover of the Company. For six years following the termination of his employment, Mr. Conte will be reimbursed for premiums on a $5,000,000 life insurance policy, will continue to be covered under the Company's employee benefit programs and will continue to receive income tax preparation services. Mr. Conte will also receive title to the automobile provided for his use by the Company. In addition, the Company will pay Mr. Conte for any excise taxes resulting from payments made to him in connection with the change of control, corporate reorganization or hostile takeover of the Company being deemed parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). Mr. Conte will make himself available as a consultant to the Company for ten years following his termination of employment, during which time Mr. Conte will be entitled to use his present office as well as secretarial and administrative services of the Company.

  The employment agreements for Ms. Simpson, Messrs. Laughlin and Ooley and Ms. Kopta provide that upon a change of control of the Company (as such term is defined in such employment agreements) each would be entitled to receive a lump sum payment equal to the sum of: (i) two times his or her salary; (ii) the maximum bonus he or she could have received under the Company's annual incentive compensation plan for the fiscal year in which the change of control occurs; (iii) the maximum incentive bonus he or she could have received for each three-year plan cycle under the Company's long-term incentive compensation plan (provided that amounts payable for any three-year plan cycle will be prorated to the extent the change of control occurs less than halfway through such plan cycle); and (iv) an amount equal to his or her car allowance payable for two years following the change of control. Also certain loans made to them by the Company will be forgiven as described in "Loans to Management" below. The Company will also pay each of them for any excise taxes resulting from payments made to them in connection with the change of control of the Company being deemed parachute payments under Section 280G of the Code. The present salaries of Ms. Simpson and Mr. Laughlin are $500,000 and $400,000, respectively. The Company and Mr. Ooley and Ms. Kopta have agreed that the foregoing payments will be calculated as if their annual salaries were $300,000. Ms. Simpson, Messrs. Laughlin and Ooley and Ms. Kopta will receive payments of approximately $2,433,000, $1,914,000, $1,594,000 and $1,394,000,
upon

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consummation of the Offer and the Select Merger, respectively, and will have approximately $293,000, $757,000, $511,000 and $291,000 of indebtedness, respectively, forgiven pursuant to their respective employment agreements upon a change of control of the Company (assuming such change of control occurs on June 30, 1997). In addition, in 1996, in accordance with the terms of their employment agreements the Board approved interim payments to Ms. Simpson, Mr. Laughlin and Ms. Kopta of $200,000 each in connection with the sale of the Company's psychiatric operations. Each of the agreements provides that they may terminate their employment at any time after six months and prior to one year following a change of control of the Company. Upon a change of control the Company will place into escrow an additional amount equal to one year's salary for each person. Such amount will be released to each person at the earlier of six months following the change of control and the date on which such person is released from his or her employment with the Company. If any of them terminate their employment, they will continue to be covered under the Company's employee benefit programs for two years following their termination of employment and will receive certain outplacement services. Each of them will make themselves available as a consultant for five years following their termination of employment, during which time they will be entitled to use their present office as well as secretarial and administrative services of the Company.

  Stock Options. The employment agreements for each of Ms. Simpson, Messrs. Laughlin and Ooley and Ms. Kopta provide that all stock options will vest immediately prior to the consummation of the Offer. Ms. Simpson, Messrs. Laughlin, Ooley and Ms. Kopta have 329,205, 151,000, 138,475 and 174,373 options, respectively, which will vest as a result of the Offer, including 26,023, 90,000, 47,475 and 37,373 options, respectively, which have an exercise price above $16.00 per share. All options held by Mr. Conte are fully vested. Vencor has indicated that if the conditions to the Offer are satisfied and Shares are purchased pursuant thereto, Vencor plans to acquire any remaining Shares pursuant to a merger between the Company and the Purchaser. If such merger is consummated following consummation of the Offer, it is expected that the holders of options would receive a payment for each option in an amount equal to the difference between $16.00 and the exercise price of the option. If such merger is consummated, Mr. Conte, Ms. Simpson, Messrs. Laughlin and Ooley and Ms. Kopta would receive approximately $4,657,000, $2,642,000, $1,748,000, $1,327,000 and $1,162,000, respectively, for their options (including options which are vested) as a result of such Vencor merger. If the Select Merger is consummated, each of the options will be amended to provide that upon exercise thereof the holders will be entitled to receive the difference between $14.55 and the exercise price of such option. Pursuant to the Select Merger Mr. Conte, Ms. Simpson, Messrs. Laughlin and Ooley and Ms. Kopta would receive approximately $3,298,000, $1,955,000, $1,393,000, $892,000 and $800,000, respectively, for their options (including options which are vested).

  The Company's 1989 Stock Incentive Plan provides that each non-employee director will receive options to purchase 5,000 shares on each January 26 for a purchase price equal to the fair market value of the Shares on the date of the grant. Such options are fully vested and exercisable. Each option includes a limited stock appreciation right (an "SAR") which is exercisable only in the event of a change of control of the Company. The consummation of the Offer or the Select Merger would each constitute a change of control. Upon a change in control, the non-employee director is entitled to surrender the option and SAR in exchange for a payment equal to the difference between the fair market value of the Shares less the exercise price of the option. Nigel Petrie also received options to purchase 2,500 Shares in connection with services provided to the Company as an independent director of the Company's former U.K. subsidiary. If the Select Merger is consummated, Carol Burt, Nigel Petrie, Dana Shires, Robert Thomas and Ralph Watts will receive approximately $23,000, $34,000, $75,000, $70,000 and $23,000, respectively, pursuant to their options and SARs. If the Offer is consummated, Ms. Burt, Mr. Petrie, Dr. Shires, and Messrs. Thomas and Watts will receive approximately $30,000, $45,000, $111,000, $99,000 and $30,000, respectively, pursuant to their options and SARs. Dr. Jack H. Lindheimer received options to purchase Shares for services rendered to the Company in his former position as Corporate Medical Director and/or Medical Director of one of the Company's hospitals. Dr. Lindheimer will receive approximately $327,000 if the Select Merger is consummated and approximately $451,000 if the Vencor merger is consummated following the Offer.

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  Loans to Management. In 1995 the Company loaned $300,000 to each of Messrs.
Conte and Laughlin, Ms. Simpson and Ms. Kopta to enable these executive officers to acquire residences in close proximity to their principal business offices. The Company also loaned $296,000 to Mr. Ooley for the same purpose. The loans bear interest at an annual rate of 5% and are secured by the residences. The loans are payable in monthly installments of principal and interest based on a 30-year amortization. The loans become immediately due and payable ninety days after termination of employment. These loans will be forgiven upon consummation of the Offer (as well as upon consummation of the Select Merger) pursuant to the terms of such employees' employment agreements.

  In 1995 the Company granted Special Recognition Awards to Messrs. Conte, Laughlin and Ooley for their significant efforts on behalf of the shareholders to develop the Company's transitional hospitals line of business. Because the Board also wanted to incentivize these persons to remain with the Company, this award was made in the form of a non-recourse, interest free loan due 36 months following the date of the award. Messrs. Conte, Laughlin and Ooley were loaned $1,000,000, $1,000,000 and $750,000, respectively. One thirty-sixth of the loan amount is forgiven each month, provided that such person does not voluntarily terminate his employment with the Company during the term of the loan. Upon any such voluntary termination, the remaining balance of the loan will become due and payable. In the case of an involuntary termination, change of control, disability or pursuant to the provisions of any applicable employment agreement permitting such person to terminate his employment for cause, the remaining balance of the loan will be forgiven. These loans will be forgiven upon consummation of the Offer (as well as upon consummation of the Select Merger) pursuant to the terms of such loans.

  BHC Services Agreement. Behavioral Healthcare Corporation, a Delaware corporation ("BHC") of which the Company owns a significant portion of the equity, the Company and Mr. Conte are parties to a Services Agreement pursuant to which Mr. Conte serves as Chairman of the Board of BHC, and also directs its Puerto Rico operations, through November 30, 2000. The Services Agreement provides that for so long as Mr. Conte is employed by the Company. BHC will pay the Company $200,000 per year for making Mr. Conte's services available to BHC. At such time as Mr. Conte is no longer employed by the Company, BHC will pay such amounts to Mr. Conte. The parties have agreed in principal (and the Boards of Directors of BHC and the Company have approved) to an amendment to the Services Agreement whereby if there is a change of control of BHC, BHC would pay to the Company, or to Mr. Conte if he is no longer employed by the Company in his current positions or if the Board of Directors of the Company otherwise agrees, all amounts which would have been paid by BHC under the Services Agreement from the date of the change of control of BHC through November 30, 2000. The amendment would also provide that if Mr. Conte's employment with the Company terminates subsequent to a change of control of BHC, Mr. Conte would be entitled to receive a payment from the Company in an amount equal to the portion of the payment made to the Company by BHC which is attributable to periods commencing after the termination of Mr. Conte's employment.

  Select Merger Agreement. The Select Merger Agreement provides certain other benefits to the executive officers and directors of the Company, including provisions relating to indemnification and maintenance of officers' and directors' insurance. See "Item 8. Additional Information to Be Furnished-- Select Merger Agreement." In connection with negotiations with Vencor regarding the Offer as described in "Item 7. Certain Negotiations and Transactions by the Subject Company," the parties have discussed provisions relating to indemnification and maintenance of officers' and directors' insurance which are substantially similar to those contained in the Select Merger Agreement.

  Other. The Company has certain limited operations and projects in development outside the United States, including in the United Kingdom, Panama and Antigua. Both Vencor and Select have indicated to the Company that they are not interested in continuing such operations or projects in development and have suggested that Mr. Conte and/or employees of the Company should make a proposal to acquire such operations and projects in development. Select has also indicated that if the Select Merger is consummated it may invite Mr. Conte to serve on its board of directors for a period of time following the Select Merger to aid in the transition. Mr. Conte has volunteered to Vencor to serve on its Board of Directors for a transitional period if Vencor should so desire.

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  Except as set forth in this Item 3 or in Item 8 below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Vencor, the Purchaser, executive officers or directors of Vencor or the Purchaser or affiliates of Vencor or the Purchaser.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a)-(b) The Board remains committed to maximizing shareholder value. Although the price being offered pursuant to the Offer is significantly above the consideration payable pursuant to the Select Merger Agreement, there are certain uncertainties and contingencies associated with the Offer which are beyond the Company's control and which could result in the termination of the Offer. For example, the Offer is conditioned upon there not being threatened, instituted or pending any action, litigation, proceeding, investigation or other application seeking to prohibit or impose any material limitations on the Purchaser's or Vencor's ownership or operation of all or any portion of their or the Company's business or assets or to compel Vencor or the Purchaser to dispose of or hold separate all or any portion of Vencor's or the Purchaser's or the Company's business or assets as a result of the transactions contemplated by the Offer. Select has informed the Company that it believes the Offer raises significant issues under antitrust laws, which could result in some or all of the foregoing effects. The Company is reviewing these issues. Select has also advised the Company that it has presented its views regarding the Offer to certain Federal and state agencies and such agencies are reviewing the issues raised by Select. The Company has retained two law firms having antitrust expertise to assist the Board in evaluating such issues. The Offer is also conditioned upon, among other things, (i) no person (or group of persons) becoming the beneficial owner of more than 5% of the Shares, other than acquisitions for bona fide arbitrage purposes, (ii) no person (or group of persons) who, prior to May 7, 1997, was the beneficial owner of more than 5% of the Shares having acquired or proposed to acquire an additional 1% of the Shares, other than acquisitions for bona fide arbitrage purposes, and (iii) there not being any pending litigation which could have a material adverse effect on the Company, Vencor or the Purchaser. There is no assurance that all the conditions to the Offer will be satisfied.

  If the Board were to recommend the Offer at this time, then under the provisions of the Select Merger Agreement, Select would have the immediate right to terminate the Select Merger Agreement and receive a payment of $19,415,000 from the Company. (With respect to litigation challenging such payment, see "Item 8. Additional Information to Be Furnished--Vencor, et. al.
v. Transitional Hospitals Corporation, et. al.") In the event Select elected to terminate the Select Merger Agreement, and if the Offer were not consummated as a result of the failure of conditions thereto to be satisfied, then the Company's stockholders would no longer have the right to receive the $14.55 per Share consideration payable pursuant to the Select Merger Agreement, which the Board and its financial advisors believe is an attractive price for the Company, and the Company (subject to the litigation described in "Item 8. Additional Information to Be Furnished--Vencor, et. al. v. Transitional Hospitals Corporation, et. al.") would have been required to pay Select the $19,415,000 termination fee.

  Since the Board and its financial advisors believe that the consideration payable pursuant to the Select Merger Agreement is an attractive price for the Company, the Board does not believe it would be prudent to take a position with respect to the Offer which could result in the termination of the Select Merger Agreement unless and until the uncertainties and contingencies associated with the Offer have been resolved to the Board's satisfaction. The Company has commenced discussions with Vencor regarding the Offer, and Vencor has expressed a willingness to cooperate with the Company to resolve the uncertainties and contingencies associated with the Offer. There can be no assurance that all uncertainties and contingencies associated with the Offer will be resolved to the Board's satisfaction.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  In March 1997 the Company retained jointly Dean Witter Reynolds Inc. and Morgan Stanley & Co. Incorporated (collectively, the "Financial Advisors") to act as financial advisors to the Company in connection with possible transactions or series or combinations of transactions whereby, directly or indirectly, control of, or a material interest, in the securities, assets or business of the Company or any of its affiliates would be transferred

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(a "Transaction"). The Financial Advisors will, upon request of the Board, render an opinion (a "Fairness Opinion") to the Board as to the fairness from a financial point of view to the Company of the consideration to be received in connection with any such Transaction. The Financial Advisors have not rendered a Fairness Opinion as to the consideration to be paid by the Purchaser in the Offer. The Company has paid the Financial Advisors a non-refundable retainer of $250,000. The Company will pay the Financial Advisors an additional fee of $500,000 upon delivery of a Fairness Opinion. In addition, upon consummation of any Transaction the Company will pay the Financial Advisors a fee equal to the greater of (x) $1,500,000 or (y) an amount equal to a percentage of the value of the Transaction. The Financial Advisors would receive a fee of approximately $4.1 million in connection with the Offer and a fee of approximately $3.7 million in connection with the Select Merger (including the retainer and any amounts paid for a Fairness Opinion). The Company also agreed to reimburse the Financial Advisors for their out-of-pocket expenses, not to exceed $100,000 without the prior written approval of the Company, and to indemnify the Financial Advisors and certain related parties against certain liabilities, including liabilities under the federal securities laws.

  In the event an indication of interest is made public, or threatened to be made public, regarding the Company which has not been agreed to by the Board, appropriate retainer and advisory fees are to be negotiated in good faith.

  The Company has also retained Cronus Partners, Inc. ("Cronus") to serve as a financial advisor in connection with a possible sale of all or substantially all of the Shares. The Company paid Cronus a non-refundable retainer of $250,000. The Company has agreed to pay Cronus an additional $1,250,000 upon consummation of a sale of all or substantially all of the Shares, subject to certain conditions established by the Board. The Company also agreed to reimburse Cronus for its out-of-pocket expenses, not to exceed $50,000 without the prior written approval of the Company, and to indemnify Cronus and certain related parties against certain liabilities, including liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past 60 days, neither the Company nor any subsidiary of the Company, nor to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, has effected a transaction in the Shares.

  (b) To the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries has determined, with respect to any Shares held of record or beneficially owned by such persons, whether they intend to tender to the Purchaser, sell or hold such Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a)-(b) In February 1997, Vencor proposed to purchase all the outstanding Shares for $11.50 per Share. Thereafter, the Company had discussions with numerous parties who expressed an interest in acquiring all or a portion of the Company.

  On April 1, 1997 Vencor proposed to pay $13.00 per Share in cash. Vencor indicated, however, that it had no strategic interest in BHC and its offer was contingent upon the value a third party would be willing to pay for the Company's BHC stock.

  On April 26, 1997, the Board held a meeting to consider proposals by Vencor, Select and a third party. Both Vencor and Select offered the Company two possible structures. Select offered to acquire all the outstanding Shares for either (i) $13.15 per share in cash or (ii) $13.00 per Share in cash, with the Company's shareholders

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having the right to receive up to an additional $.30 per Share depending on the value received from the liquidation of the Company's investment in BHC, such liquidation to be controlled by the Company. Vencor offered to acquire all Shares in a transaction in which shareholders would receive either (i) $10.68 per share in cash and an interest in a liquidating trust which would be formed to dispose of the Company's investment in BHC or (ii) $13.00 per share in cash and up to an additional $.50 per share in cash depending on the value received by Vencor from the liquidation of the Company's investment in BHC, such liquidation to be controlled by Vencor. A third party submitted a written proposal for a transaction similar to a leveraged recapitalization of the Company which included a 20% stub equity left in the public market place. After discussions and deliberations which included advice from the Board's outside financial advisors that the $13.15 cash per Share offer best suited the interests of the shareholders, the Board voted (with Mr. Conte and Ms. Simpson abstaining) to authorize management to negotiate an agreement with Select based on its proposal to acquire the Company for $13.15 cash per Share. Among the reasons for the Board's decision was that the $13.15 per Share cash offer removed the uncertainty regarding the timing and price at which the Company's investment in BHC would be liquidated and the attendant illiquidity and discount which might affect the contingent payment rights. The Board determined that under any of the other proposals the BHC investment would have to be disposed of at a pre-tax price that the Board's outside financial advisors indicated would need to be at the upper end of the market value of BHC in order for shareholders to ultimately receive $13.15.

  On April 27, 1997, Vencor proposed to acquire the Company for $14.25 per Share in cash. On April 28, 1997, the Board held a meeting to consider Vencor's proposal. After discussions and deliberations which included advice from the Board's outside financial advisors, the Board voted (with Mr. Conte and Ms. Simpson abstaining) to authorize management to negotiate an agreement with Vencor based on its proposal. Representatives of Vencor arrived at the Company's executive office on April 30, 1997 to conduct additional due diligence.

  On May 1, 1997 the Company received a telephone call from Select inquiring as to the possibility of meeting with representatives of the Company before its May 2nd Board meeting. On May 2, 1997, after receiving confirmation that representatives of Select were coming to the Company's office to present a new and improved bid, the Company immediately informed a Vencor senior officer, who was conducting due diligence at the Company's headquarters, of these developments and encouraged Vencor's senior officer to make Vencor's highest and best offer prior to the Company's Board meeting. While the Company was meeting with representatives of Select, Vencor responded by delivering a letter to the Company approximately 20 minutes before the Board meeting which stated that "nothing has come to Vencor's attention that would cause it to change the price of $14.25 per share of THY which Vencor offered to pay in its proposal." Coincident with the scheduled start time of the Board meeting, Select presented a new offer of $14.55 per Share, waived further due diligence and agreed to immediately sign a merger agreement as prepared by the Company. Select indicated that the $14.55 per Share offer would be withdrawn if a merger agreement was not signed immediately after the Board meeting. The Board and its advisors, deliberated and discussed the respective offers and voted to accept Select's higher offer of $14.55 per Share (with Mr. Conte and Mr. Simpson abstaining). The Board considered, among other things, the oral opinion of the Financial Advisors that $14.55 was fair from a financial point of view to the Company's shareholders. Pursuant to the Board's direction, management immediately executed the agreement. Approximately one hour after the Board had adjourned and shortly after the Select representatives had left, Vencor submitted a letter increasing its price to $15.00 per Share and orally agreed to the same conditions as those agreed to by Select and reaffirmed certain other commitments made in connection with its $14.25 per Share proposal. The Company responded that it would schedule a Board meeting for May 4th and present this new proposal to the Board upon the receipt of a formal written offer incorporating the oral representations made by the Vencor senior officer.

  Not having received the formal written proposal as expected, the Company cancelled its May 4th Board meeting. On May 7th Vencor commenced the Offer.

  On May 8, 1997 the Board determined that its fiduciary duties to shareholders required that the Company discuss with Vencor the terms of its Offer and authorized management to have discussions with representatives of Vencor to explore whether the parties could enter into a merger agreement. Such discussions are continuing.

  Except for approval of the Select Merger Agreement (as described in Item 8) by the Board and the terms and conditions thereof or as set forth in this Item 7, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

    (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

    (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (3) A tender offer for or other acquisition of securities by or of the Company; or

    (4) Any material change in the present capitalization or dividend policy of the Company.

  On May 15, 1997, in accordance with the terms of the Rights Agreement dated as of June 21, 1996 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., the Board determined to extend the Distribution Date (as defined in the Rights Agreement) until the earlier of
(i) the date on which an Acquiring Person (as defined in the Rights Agreement) becomes such and (ii) June 3, 1997. For a summary of the Rights Agreement, see "Item 8. Additional Information to Be Furnished--Rights Agreement." On May 15, 1997 the Board also approved the content and filing of this Schedule 14D-9 as well as the contents of a letter to be sent to stockholders (the "Stockholder Letter") and a press release (the "Press Release"), each dated May 19, 1997, describing the position of the Board set forth herein. Copies of the Stockholder Letter and the Press Release are filed as Exhibits (1) and (2), respectively, hereto and are incorporated herein by reference.

  Except as set forth in this Item 7, the Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the enumerated matters referred to in Item 7(1), (2), (3) or (4) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Select Merger Agreement. On May 2, 1997 the Company, Select and SM Acquisition entered into the Select Merger Agreement. A copy of the Select Merger Agreement is filed as Exhibit (3) hereto and incorporated herein by reference. Select is a newly-formed entity owned by investment partnerships affiliated with Welsh, Carson, Anderson & Stowe ("WCA&S"), Golder, Thoma, Cressey, Rauner ("GTCR"), Ferrer Freeman Thompson & Co., Inc. ("FFT") and certain individuals. WCA&S, GTCR and FFT have committed to provide Select with an aggregate of $565 million of financing in connection with the Merger Agreement (the "Stockholder Commitments"). Pursuant to the Select Merger Agreement, SM Acquisition will be merged with and into the Company, with the Company as the surviving corporation. At the effective time of the Select Merger (the "Effective Time"), each Share, other than Shares held in the treasury of the Company or by Select or any subsidiary of the Company or Select, will be converted into the right to receive $14.55 in cash. At the Effective Time all outstanding options or other rights to purchase Shares ("Options") will immediately vest and become fully exercisable. At the Effective Time each Option with an exercise price of $14.54 or less (a "Lower Priced Option") will be amended to provide that the holders need not tender any exercise price therefor and that upon exercise the holder will receive an amount of cash equal to $14.55 minus the exercise price of the Lower Priced Option. All other Options will be converted into a right to receive upon exercise of such Options $14.55 in cash. The Company, after consultation with Select, may adopt a severance plan providing for aggregate payments of up to $2 million for administrative and non-contractual corporate personnel of the Company terminated without cause within one year after the Effective Time. The Company may also establish additional severance plans for officers of the Company which provide for cash payments of an aggregate amount equal to the difference, if any, between $18 million and the cash severance obligations payable to executive officers of the Company as a result of the transactions contemplated by the Select Merger Agreement. Under the Select Merger Agreement, the Company has the right to amend employee benefit arrangements to provide for the effectuation thereof simultaneously with the Effective Time.

  The Select Merger Agreement provides that until its termination the Company and its subsidiaries will not, and will cause their respective officers, directors, employees or other agents (including, without limitation, investment bankers, attorneys or accountants) not to, directly or indirectly,
(i) take any action to solicit, initiate, encourage, enter into any agreement or otherwise facilitate any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or the acquisition of any equity interest in, or a substantial portion of the assets of the Company, other than the transactions contemplated by the Select Merger Agreement and other than the sale of the hospital in Kirkland, Washington and the sale of real estate and buildings relating to hospitals formerly operated by the Company or a subsidiary (an "Acquisition Proposal"), or (ii) engage in or continue discussions or negotiations with, or disclose any nonpublic information relating to the Company or its subsidiaries, respectively, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding the foregoing, nothing in the Select Merger Agreement prohibits the Company and the Board from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or (ii) furnishing information to, or entering into negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (i) the Board determines in good faith upon advice of counsel that such action is required for the Board to comply with its fiduciary duties to shareholders imposed by law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Select to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and the Company keeps Select informed of the status and principal financial terms of any such negotiations or discussions.

  For a period of ten years from and after the Effective Time, Select and the Company will indemnify, and advance expenses in matters that may be subject to indemnification to, persons who served as directors, officers, employees or agents of the Company or any entity in which Select directly or indirectly held equity securities on or before the Effective Time with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time with and subject to the requirements and other provisions of the Company's Articles of Incorporation, by-laws and indemnification agreements in effect on the date of the Select Merger Agreement and applicable provisions of law. Select must cause to be maintained in effect for a period ending not sooner than the sixth anniversary of the Effective Time directors' and officers' liability insurance providing at least the same coverage with respect to the Company's directors and officers as the policies maintained on behalf of directors and officers of the Company as of the date of the Select Merger Agreement, and containing terms and conditions which are no less advantageous, with respect to matters occurring on or prior to the Effective Time (to the extent such insurance is available with respect to such matters); provided, that Select will not be required to spend to maintain or procure insurance coverage an amount per annum in excess of 200% of the current annual premiums with respect to such insurance, or, if the cost of such coverage exceeds such amount, the maximum amount of coverage that can be purchased or maintained for such amount. Select will reimburse all expenses, including attorneys' fees, incurred by any person to enforce the indemnification obligations of Select described in this paragraph.

  The Select Merger Agreement may be terminated at any time before the Effective Time by either Select or the Company, either before or after the approval of the shareholders of Company has been obtained, as authorized by the respective Board of Directors of Select or the Company, in the following events: (a) by mutual written consent of the parties; (b) by either Select or the Company if the Merger has not been consummated on or before November 30, 1997, (c) by either Select or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties will use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Select Merger Agreement, and such order, decree, ruling or other action has become final and nonappealable; (d) by Select or the Company if the other is in material breach of its obligations under the Select Merger Agreement; (e) by the Company if WCA&S, GTCR or FFT is in material breach of its respective obligations under the Stockholder Commitments; (f) by Select if the Board (1) withdraws or modifies (or publicly announces an intention to withdraw or modify) in any adverse manner its approval or recommendation of the Select Merger Agreement or the transactions contemplated thereby, (2) approves or recommends any Acquisition Proposal, other than by Select or an affiliate thereof, or (3) resolves to take any of the actions specified in clause (1) or (2) above; (g) by either Select or the Company if the required approval of the shareholders of the Company is not obtained at a duly held meeting of the shareholders of the Company; (h) by the Company, if, as a result of an Acquisition Proposal received by the Company from a person other than Select or any of its affiliates, the Board determines in good faith that the members' fiduciary obligations under applicable law require that such Acquisition Proposal be accepted; provided, however, that
(1) the Board must have determined in good faith, after considering applicable provisions of state law and after giving effect to all concessions, if any, which have been offered by Select pursuant to clause (2) below, on the basis of oral or written advice of outside counsel, that such action is required by the members' fiduciary obligations under applicable law, and (2) prior to any such termination, the Company has, and has caused its respective financial and legal advisors to, negotiate with Select to make such adjustments in the terms and conditions of the Select Merger Agreement as would enable the Company to proceed with the transactions contemplated thereby; (i) by Select if the Board fails to both hold a meeting of shareholders and recommend consummation of the transactions contemplated by the Select Merger Agreement as a result of the exercise of the Board's fiduciary duty.

  If the Select Merger Agreement is terminated by Select (1) pursuant to clause (f) of the preceding paragraph, (2) as a result of the Company's material breach of its covenants with respect to Acquisition Proposals, as described above, (3) pursuant to clause (i) of the preceding paragraph, (4) pursuant to clause (d) of the preceding paragraph, or (5) pursuant to clause
(h) of the preceding paragraph (the Select Merger Agreement states if such termination is effected by Select; Select believes if such termination is effected by the Company), or in the event the Company consummates an Acquisition Proposal on terms more favorable than the Select Merger, which proposal was first made to the Company prior to its shareholder meeting to consider the Select Merger Agreement, then the Company will pay to Select a termination fee of $19,415,000. For a summary of certain litigation challenging the termination fee, see "Item 8. Additional Information to Be Furnished--Vencor, et al. v. Transitional Hospitals Corporation, et al."

  Vencor, et. al. v. Transitional Hospitals Corporation, et. al. (CV-S-97-00565). On May 7, 1997, Vencor, Jill L. Force and Patrick W. Mattingly filed a complaint in the United States District Court of Nevada against the Company, each of the directors of the Company and SM Acquisition. A copy of the Complaint is filed as Exhibit (4) hereto and incorporated herein by reference. The Complaint seeks, among other things, (i) injunctive relief requiring the Board to redeem the Rights and to make inapplicable to the Offer and any subsequent merger the Nevada Control Share Acquisition Statute and the Nevada Business Combination Statute, (ii) injunctive relief to invalidate the provisions of the Select Merger Agreement providing for the break up fee of $19,415,000; and (iii) damages against the Company's directors for breaching their fiduciary duties in connection with the negotiations and execution of the Select Merger Agreement. The Company believes that the allegations in the complaint are without merit. For a summary of the Nevada Business Combination Statute and the Nevada Business Combination Statute, see "Item 8. Additional Information to Be Furnished--Nevada Control Share Acquisition Statute" and "Item 8. Additional Information to Be Furnished--Nevada Business Combination Statute." The Offer provides that if the obligation of the Company to pay the $19,415,000 to Select is reduced or eliminated prior to the expiration date of the Offer, then Vencor will increase the aggregate amount to be paid pursuant to the Offer and the cash-out of the Company's options by two-thirds of any such reduction.

  Rights Agreement. A copy of the Rights Agreement is filed as Exhibit (5) hereto and incorporated herein by reference. On June 21, 1996, the Company declared a dividend of one Right on each outstanding Share, payable to stockholders of record on July 16, 1996. Each Right will entitle the holder thereof, after the Rights become exercisable and until June 20, 2006 (or the earlier redemption, exchange or termination of the Rights), to buy one-hundredth of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at an exercise price of $45.00, subject to certain anti-dilution adjustments (the "Purchase Price"). The Rights will be represented by the Share certificates and will not be exercisable or transferrable apart from the Shares until the earlier of (i) the tenth day after the public announcement that a Person (as defined in the Rights Agreement) or group has become an Acquiring Person (a Person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Shares) or (ii) the tenth day after a Person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 15% or more of the Shares (the earlier of (i) and (ii) being called herein the "Distribution Date"). Prior to the Distribution Date, the Board has the power under certain circumstances, to postpone the Distribution Date. The Board has postponed the Distribution Date until the earlier of (i) the date on which an Acquiring Person becomes such and (ii) June 3, 1997. Separate certificates representing the Rights will be mailed to holders of the Shares as of the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separate from the Shares. The Rights will at no time have any voting rights.

  In the event that a Person were to become an Acquiring Person (except pursuant to certain cash offers for all outstanding Shares approved by the Board) or if the Company were the surviving corporation in a merger and its Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the then-current exercise price of one Right. With certain exceptions, in the event that (i) the Company were acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Shares are changed or exchanged (other than a merger which follows certain cash offers for all outstanding Shares approved by the Board) or (ii) more than 50% of the Company's assets or earning power were sold, proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) would thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current exercise price of one Right.

  At any time after a Person has become an Acquiring Person and prior to the acquisition of 50% or more of the then-outstanding Shares by such Acquiring Person, the Board may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of Shares having an aggregate value equal to the excess of the value of the Shares issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price.

  The Rights are redeemable at $0.01 per Right prior to the first date of public announcement that a Person or group has become an Acquiring Person. Prior to the expiration of the period during which the Rights may be redeemed, the Company Board has the power, under certain circumstances, to extend the redemption period. The Rights will expire on June 20, 2006 (unless earlier redeemed or exchanged). ChaseMellon Shareholder Services, L.L.C. is the Rights Agent. Under certain circumstances set forth in the Rights Agreement, the decision to redeem or to lengthen or shorten the redemption period requires the concurrence of a majority of the Continuing Directors (as defined in the Rights Agreement).

  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holder of the Preferred Stock of certain rights or warrants to subscribe for or purchase the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the last regular periodic cash dividend theretofore paid or, in case regular periodic dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above). No adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  Nevada Control Share Acquisition Statute. In general, Sections 78.378 to
78.379 of the Nevada Revised Statutes ("NRS") provide that, an "acquiring person," who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at an annual or special meeting of such shareholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares, is entitled to demand payment for the fair value of such shareholder's shares, and the corporation must comply with the demand within 30 days after its delivery. For purposes of the provisions under this subsection, "acquiring person" means any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, and/or (iii) a majority or more, of all the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the outstanding voting shares of disinterested shareholders as each threshold is reached and/or exceeded.

  For purposes of the provisions described above, "control shares" means those outstanding voting shares of an issuing corporation which an acquiring person acquires or offers to acquire in an acquisition and acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada has 200 or more shareholders (at least 100 of whom are shareholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation.

  The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Articles and the bylaws currently do not provide that the restrictions imposed by such provisions do not apply to the Company.

  Nevada Business Combination Statute. In general, Sections 78.411 to 78.444 of the NRS restrict the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the date the interested stockholder became such, unless the combination or the purchase of shares by the interested stockholder on the date the interested stockholder acquired the shares that caused such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date.

  If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and such stockholder receives approval from a majority of the outstanding voting shares of disinterested stockholders or the offer meets certain fair price criteria.

  For purposes of the above provisions, "resident domestic corporation" means a Nevada corporation having 200 or more stockholders. "Interested stockholder" means any persons, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation, or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in their original articles of incorporation or in a charter amendment approved by a majority of the outstanding voting shares of disinterested stockholders. Such a charter amendment, however, would not become effective until 18 months after its passage and could apply only to stock acquisitions occurring after its date. The Company's Articles of Incorporation do not exclude the Company from the restrictions imposed by such provisions.

  Nevada Fiduciary Duty Statute. Section 78.138 of the NRS provides that directors and officers of a corporation must exercise their powers in good faith and with a view to the interests of the corporation. In exercising their respective powers with a view to the interests of the corporation, directors and officers may consider (i) the interests of the corporation's employees, suppliers, creditors and customers; (ii) the economy of the state and nation; (iii) the interests of the community and of society; and (iv) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that such interests might be best served by the continued independence of the corporation. The directors may resist a change in control of the corporation if the directors by a majority vote of a quorum determine that the change in control is not in the best interests of the corporation upon consideration of the interests of the corporation's stockholders and any of the matters described above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

99.1  Letter dated May 19, 1997 from the Company to its stockholders.

99.2  Press Release of the Company dated May 19, 1997.

99.3  Agreement and Plan of Merger, dated as of May 2, 1997, among Select, SM
      Acquisition and the Company (filed as Exhibit 99.1 to the Company's Form
      8-K dated May 2, 1997 and incorporated herein by reference).

99.4 Complaint in Vencor, et al. v. Transitional Hospitals Corporation, et al. (CV-S-97-00565).

99.5  Rights Agreement dated as of June 21, 1996 between the Company and
      ChaseMellon Shareholder Services LLC (filed as Exhibit 99.1 to the
      Company's Form 8-A filed with the Commission on July 10, 1996 and incorporated herein by Reference).

99.6 Employment Contract dated as of December 1, 1995 between Richard Conte and the Company (filed as Exhibit 10.2.1 to the Company's Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

99.7  Employment Contract Amendment No. 1 dated April 3, 1997 between the
      Company and Richard Conte.

99.8 Employment Contract dated as of June 6, 1996 between Wendy Simpson and the Company (filed as Exhibit 10.7 to the Company's Form 10-K for the fiscal year ended November 30, 1996 and incorporated herein by reference).

99.9 Employment Contract Amendment No. 1 dated as of April 3, 1997 between the Company and Wendy Simpson.

99.10 Employment Contract dated as of June 6, 1996 between James Laughlin and the Company (filed as Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended November 30, 1996 and incorporated herein by reference).

99.11 Employment Contract Amendment No. 1 dated as of April 3, 1997 between the Company and James Laughlin.

99.12 Employment Contract dated as of June 6, 1996 between Ronald Ooley and the Company (filed as Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended November 30, 1996 and incorporated herein by reference).

99.13 Employment Contract Amendment No. 1 dated April 3, 1997 between the
      Company and Ronald Ooley.

99.14 Employment Contract dated as of June 6, 1996 between Julia Kopta and the
      Company (filed as Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended November 30, 1996 and incorporated herein by reference).

99.15 Employment Contract Amendment No. 1 dated as of April 3, 1997 between the Company and Julia Kopta.

99.16 1989 Stock Incentive Plan (filed as Exhibit A to the Company's Proxy
      Statement dated July 12, 1989 and incorporated herein by reference).

                                   SIGNATURE

  After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 1997                        TRANSITIONAL HOSPITALS CORPORATION,
                                           a Nevada corporation

                                          By: RICHARD L. CONTE
                                             ----------------------------------
                                             Name:  Richard L. Conte
                                             Title: Chairman, Chief Executive
                                                    Officer and President